Hydrodynex, Inc.

230 Bethany Rd. #128

Burbank, CA 91504

Via Federal Express and Electronic Submission

May 22, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Christopher Owings

RE:

Hydrodynex, Inc.

Form 10-K/A2 for the Fiscal Year Ended June 30, 2008

Filed April 22, 2009

Form 10-Q/A2 for the Fiscal Quarters Ended Sept. 30, 2008, and Dec. 31, 2008

Filed April 22, 2009

File No. 000-53506

Dear Mr. Owings,

We hereby transmit for review, Amendments No. 3 to our Form 10-K for the Fiscal Year Ended June 30, 2008, and our Form 10-Q for the Fiscal Quarter Ended Dec. 31, 2008 (File No. 000-53506) ..

In addition, this cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated May 6, 2009, in connection with our above referenced 10-K/A2 and 10-Q/A2 filings.  Responses to the comments contained in the comment letter follow the comment number below.  Page numbers refer to the page numbers of the redlined versions of the Amendments No. 3 to our 10-K/A and 10-Q/A filings which we are sending to you by FedEx.

1.

In response to your comment number 1, point 1, we have made revisions to our statement on page 7 of the Form 10-K/A3 to remove the opinion that litigation due to Legionnaire’s Disease is prevalent and on the rise.

In response to your point 2, the company believes that Hydrosystemtechnik had no material involvement with the preparation of the report titled, “Inactivation of Viruses in Water by Anodic Oxidation.”  Hydrosystemtechnik’s logo and corporate heading was added to this report, subsequent to its publishing, for use in their marketing materials and as visual aides in their business and meetings.  This report was conducted by a Mr.  Helmet Mahnel on behalf of the Institute for Bio-Medical Technology, who we believe has no material involvement with our licensor, and we believe this to be an independent study on the science behind the principals of anodic oxidation.  As evidenced by the drawings within this report, our AO-System was not used in the study, rather a crude and elementary device was used that employed similar science principles as is employed by our AO-System product.

In response to your point 3, we have removed the statement from page 7 of our Form 10-K/A3: “Our AO-System® gives these places a strong tool to protect themselves from accusations of negligence in lawsuits.”  This statement is our opinion and although we do believe that the AO-System would help companies to limit their liability in negligence accusations by showing attempts at safety, we do not feel we can properly explain our opinion in a fashion to satisfy your comment, therefore this statement has been removed.

In response to your point 4, we have substituted the original statement on page 12 in question with a new, similar statement and included Exhibit B as a  reference to this new statement taken from the website:  http://www.vawatchdog.org/07/nf07/nfAUG07/nf082407-4.htm, “Legionnaire's, with an average fatality rate of 28 percent, is estimated by the CDC to be responsible for up to 20,000 cases in the United States every year. About 35 percent of all cases are acquired in hospitals, where the death rate from infection can be as high as 40 percent, the CDC said.”

In response to your point 5, we have amended the statement on page 12 in our Form 10-K/A3 and have included Exhibit A which is a high-lighted print out from the quoted entity’s website (http://www.osha.gov/dts/osta/otm/legionnaires/faq.html)  that references to our new statement: “It is estimated by the U.S. Department of Labor Occupational Safety & Health Administration that in the United States there are between 10,000 and 50,000 cases of Legionnaires' disease each year.”

In response to your point 5 in which you request the cover page and pages cited from the Journal of Hospital Infection we referenced, we have included Exhibit C.  This exhibit is a one page abstract of the cited article, also found here- http://cat.inist.fr/?aModele=afficheN&cpsidt=17143372, and we have high-lighted a section from this abstract which clearly shows that the chlorine dioxide treatment program used on this subject facility, a hospital in Wales, was inadequate at eradicating Legionella.  The section states as follows: “This study reports a two-year programme of attempted eradication of Legionella colonization in the potable water supply of a 1000-bed tertiary care teaching hospital in Wales…The programme was initiated following a case of nosocomial pneumonia caused by Legionella pneumophila serogroup 1-Bellingham-like genotype A on the cardiac ICU.  Despite interventions with chlorine dioxide costing over £25000 per annum, Legionella has remained persistently present in significant numbers (up to 20,000 colony forming units/L) and with little reduction in the number of positive sites. Two further cases of nosocomial disease occurred over the following two-year period.”

In response to your point 6 in which you request the cover page and pages cited from the report  in Infectious Control and Hospital Epidemiology, titled “Resolving the Controversy on Environmental Cultures for Legionella: A Modest Proposal”, we have included Exhibit D.  Exhibit D is the full 5 page report where the data came from, and as noted on the chart in question, this data chart “was excerpted and adapted” from the data within the said 5 page report to formulate a more precise and concise visual aid.

2.

In response to your comment number 2, we originally wanted to provide information on what companies we believed to be competition to us in the industry.  We confirm that we will omit references to these corporations involved in our future filings as competitors, given their size and operating history with regard to HDX, and we have deleted those references in the Form 10-K/A3 on page 10.

3.

In response to your comment number 3, we have deleted the relevant statement from our Form 10-K/A3 on page 11, as it is difficult to reference and we do not wish to share our expert’s identities because of a competitive nature we have with other companies.

4.

In response to your comment number 4, we have now included the missing exhibits concerning our two amended Code of Ethics to the Form 10-K/A.  These were left out of the EDGAR submission filing erroneously.

5.

In response to your comment number 5, we have amended the relevant section on page 16 of our Form 10-Q/A3 for fiscal period ended 12/31/08 to say that our CEO and CFO, with the management, carried out the evaluation for the company as of December 31, 2008.

Please do not hesitate to contact us at (702) 884-2150 should you have any questions about the contents of this letter.

Sincerely,

/s/Jerod Edington

Jerod Edington

Vice President & Chief Operating Officer

Hydrodynex, Inc.